NOTE PAYABLE

Principal Amount: $ 20,000

Date: 4/19/05

FOR VALUE RECEIVED, Signature Leisure, Inc. hereby promises to pay to the order of Katalyst Capital Group LTD, the sum of twenty thousand dollars ($20,000), together along with interest thereon at the rate of 8% per annum on the unpaid balance.

This Note Payable shall be paid in full on or before December 31, 2005, when it shall be due and payable in demand of any holder thereof. It may be prepaid in part or whole without penalty. All payments shall be first applied to interest and the balance to principal.

All parties to this Note Payable waive presentment, demand and protest, and all notices thereto.

In the event of default, the undersigned agree to pay all costs of collections and all reasonable attorneys' fees.

Signed this 19th day of April, 2005

/s/ Stephen W. Carnes
Stephen W. Carnes
President/CEO
Signature Leisure, Inc.

NOTE PAYABLE

Principal Amount: $ 20,000

Date: 2/9/05

FOR VALUE RECEIVED, Signature Leisure, Inc. hereby promises to pay to the order of
Katalyst Capital Group LTD, the sum of twenty thousand dollars ($20,000), together along
with interest thereon at the rate of 8% per annum on the unpaid balance.

This Note Payable shall be paid in full on or before December 31, 2005, when it shall be due
and payable in demand of any holder thereof. It may be prepaid in part or whole without
penalty. All payments shall be first applied to interest and the balance to principal.

All parties to this Note Payable waive presentment, demand and protest, and all notices
thereto.

In the event of default, the undersigned agree to pay all costs of collections and all reasonable
attorneys' fees.

Signed this 9th day of February, 2005

/s/ Stephen W. Carnes
Stephen W. Carnes
President/CEO
Signature Leisure, Inc.